Exhibit 99.1

Immuron Limited Appendix 4D Half-year 31 December 2022

Name of entity:	Immuron Limited
ABN: Half-year ended: Previous period:	80 063 114 045 31 December 2022 31 December 2021

Results for announcement to the market

			$
Revenue from ordinary activities	Up	152.7% to	583,646
Net loss after tax (from ordinary activities) for the period attributable to members	Up	(9.2)% to	(1,978,383)
Net loss after tax for the period attributable to members	Up	(9.2)% to	(1,978,383)

Net tangible assets per security

	31 December	31 December
	2022 Cents	2021 Cents

Net tangible asset backing (per share)	9.25	10.51

The calculation of net tangible assets excludes right-of-use assets arising from AASB 16 Leases.

Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors’ report.

Distributions

No dividends have been paid or declared by the company for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the half-year ended 31 December 2022.

Other information required by Listing Rule 4.2A

a.	Details of individual and total dividends or distributions and dividend or distribution payments:	N/A

b.	Details of any dividend or distribution reinvestment plans:	N/A

c.	Details of associates and joint venture entities:

Name of entity	Place of business/ country of incorporation	Ownership interest held by the group 31 December 2022%

Ateria Health Limited	United Kingdom	17.1

On 25 November 2022, Immuron has been allotted 800,767 shares in Ateria Health Limited (Ateria), representing 17.5% of the issued share capital of Ateria post the group’s upfront cash investment, following satisfaction of conditions precedent for the transaction, including completion of Immuron confirmatory due diligence and Ateria shareholder approval. As at 31 December 2022, Immuron has a 17.1% interest and one board seat in Ateria.

Immuron is deemed to have significant influence over Ateria. For more information, refer to note 12(b).

d. Other information	N/A

Interim review

The financial statements have been reviewed by the group’s independent auditor without any modified opinion, disclaimer or emphasis of matters.

Immuron Limited

ABN 80 063 114 045

Interim financial report

for the half-year 31 December 2022

Immuron Limited

ABN 80 063 114 045

Interim report - 31 December 2022

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2022 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Review of operations and activities

Key highlights

●	Immuron Receives FDA Approval for Travelan IND Application; Immuron Executes Clinical Trial Agreement with Pharmaron

●	Progress updated on Uniformed Services University of the Health Sciences and Travelan® clinical field trial

●	Immuron US Department of Defense/NMRC receives FDA feedback on IND application for Campylobacter and ETEC therapeutic

●	Immuron Receives European Patent on Drug Composition to Treat Clostridioides difficile

●	Immuron Completes Strategic Investment in Leading Gut Health Biotech Ateria Health

Financial review

Immuron Limited has reported a loss for the half-year ended 31 December 2022 of A$1,978,383 (31 December 2021: A$1,811,454). The group’s net assets decreased to A$21,264,280 compared with A$23,177,401 at 30 June 2022, including cash reserves of A$18,475,125 (30 June 2022: A$22,110,278).

Immuron Receives FDA Approval for Travelan IND Application; Immuron Executes Clinical Trial Agreement with Pharmaron

In December 2022 the company announced FDA approval to proceed with the clinical evaluation of Travelan. The Investigational New Drug (IND) application to evaluate the safety and efficacy of a single dose of Travelan to prevent infectious diarrhea caused by Enterotoxigenic Escherichia Coli (ETEC) is now active. The company will proceed with the planned clinical trial in the United States. The Phase Two clinical trial will evaluate Travelan® in a controlled human infection model clinical trial design. Immuron announced in October 2022 that it is the sponsor of the IND and the clinical study will be conducted by Pharmaron CPC, at its FDA inspected clinical research facility located in Baltimore, Maryland.

The proposed development program is based on the past commercial and clinical trial experience with Travelan®. Two company sponsored clinical studies have demonstrated that Travelan® conferred 84% to over 90% protective efficacy against moderate to severe diarrhea upon challenge with ETEC in comparison to a placebo. These clinical studies were performed using two different doses of Travelan® (200 mg and 400 mg), administered 3 times a day. Ongoing discussions with Army and Navy leadership have highlighted that such a regimen is cumbersome for military personnel deployed in austere environments and military field studies have shown that compliance is low with products dosed more than once per day.

Progress updated on Uniformed Services University of the Health Sciences and Travelan® clinical field trial

The company announced in January the Uniformed Services University of the Health Sciences (USU) clinical trial program to evaluate Travelan had recruited 157 of 1032 study participants. Travelan is our successful over-the-counter non-antibiotic treatment for Traveler’s Diarrhea. USU anticipated to complete clinical trial enrolment in 18 months. Along with the USU’s Infectious Diseases Clinical Research Program (IDCRP), the UK Ministry of Defence and the New York City Travel Clinic have undertaken to carry out the randomized, double blind, placebo-controlled trial involving 1,302 volunteers.

The P3TD study is a randomized, double-blind, placebo controlled multicenter clinical trial designed to evaluate the effectiveness of 2 commercially available nutraceuticals: a probiotic (Florastor®) and IMM-124E (Travelan®) passive immunoprophylaxis verses a placebo, for prophylaxis during deployment or travel to a high- TD risk region.

Immuron US Department of Defense/NMRC receives FDA feedback on IND application for Campylobacter and ETEC therapeutic

The FDA placed a clinical hold on clinical trials of the new oral therapeutic under the IND application. The Sponsor Investigator and Principal Investigator from John Hopkins University (JHU) Bloomberg School of Public Health and personnel from the Naval Medical Research Institute (NMRC) and Immuron received written guidance from the FDA on a path forward to address the safety concerns and supporting data associated with this new product. JHU, NMRC and Immuron addressed each specific concern raised in the FDA’s written guidance. FDA feedback is anticipated in calendar Q1, 2023.

Immuron Limited	2

Immuron Receives European Patent on Drug Composition to Treat Clostridioides difficile

The company also recently announced that it has been granted European Patent 2986316, entitled “Methods and Compositions for the treatment and/or prophylaxis of Clostridium difficile associated disease”, will be published on January 25, 2023. The European registration adds to Immuron’s patent position for compositions and methods for treating Clostridioides difficile in Australia, New Zealand and the Unites States.

The company has continued to develop a business plan for the development of IMM-529 to treat Clostridioides difficile infection (CDI) patients subject to recurrent disease through a formal filing of an IND with FDA. Recurrent CDI continues to be a major unmet medical need with limited treatment options available for patients suffering with CDI.

Immuron Completes Strategic Investment in Leading Gut Health Biotech Ateria Health

In November 2022 the company announced completion of settlement of strategic investment in Ateria Health Limited (Ateria); investment of approximately £1.5m (A$2.6m) to acquire an initial 17.5% with an option for a further investment of £1.47m expiring on 31 July 2023. Ateria is a UK based company that developed and recently launched a ground-breaking product, JuviaTM for the treatment of irritable bowel syndrome (IBS).

Immuron and Ateria intend to enter into reciprocal distribution agreements for Travelan® in the UK market and JuviaTM in Australian and North American markets.

Immuron Limited	3

Immuron Limited	4

Immuron Limited
Directors’ report
31 December 2022
(continued)

Your directors present their report on the consolidated entity consisting of Immuron Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2022.

Directors

The following persons were directors of Immuron Limited during the whole of the half-year and up to the date of this report:

Dr Roger Aston, Independent Non-Executive Chairman

Mr Daniel Pollock, Independent Non-Executive Director

Mr Stephen Anastasiou, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Mr Paul Brennan, Independent Non-Executive Director

Principal activities

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies in the treatment of diseases associated with the gastrointestinal tract. We believe that we can address this significant unmet medical need. Our polyclonal antibodies are orally active and offer localized delivery within the gastrointestinal (“GI”) tract. As our products do not cross from the gut into the bloodstream, they potentially offer much improved safety and tolerability, without sacrificing efficacy. We currently market our flagship commercial products Travelan® and Protectyn® in Australia, both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® is an over-the-counter product indicated to reduce the risk of travelers’ diarrhea and is sold in pharmacies throughout Australia. Protectyn® is currently sold online and in health practitioner clinics and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

We believe that our lead drug candidates, currently in clinical development have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, Enterotoxigenic Escherichia coli (ETEC) infections, travelers’ diarrhea and for Clostridiodes difficile infections.

Review of operations and activities

Information on the financials and operations of the group and its business strategies and prospects is set out in the review of operations and activities on pages 2 to 3 of this interim financial report.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6.

This report is made in accordance with a resolution of directors.

Dr Roger Aston

Independent Non-Executive Chairman

Melbourne 28 February 2023

Immuron Limited	5

Grant Thornton Audit Pty Ltd
Level 22 Tower 5 Collins Square 727 Collins Street
Melbourne VIC 3008
GPO Box 4736
Melbourne VIC 3001
T +61 3 8320 2222

Auditor’s Independence Declaration

To the Directors of Immuron Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Immuron Limited for the half-year ended 31 December 2022, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

Grant Thornton Audit Pty Ltd Chartered Accountants

T S Jackman

Partner – Audit & Assurance

Melbourne, 28 February 2023

www.grantthornton.com.au

ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. ‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

Immuron Limited	6

Immuron Limited	7

Immuron Limited

Condensed consolidated statement of profit or loss and other comprehensive income

For the half-year ended 31 December 2022

		Consolidated entity
	Notes	31 December 2022 $	31 December 2021 $
Revenue from contracts with customers	2	583,646	230,964
Cost of sales of goods		(155,726)	(69,419)
Gross profit		427,920	161,545

Other income	3(a)	1,609,106	430,950
Other (losses)/gains – net	3(b)	(130,937)	(129,718)

General and administrative expenses		(1,859,881)	(1,688,014)
Research and development expenses		(1,521,635)	(367,278)
Selling and marketing expenses		(460,791)	(227,981)
Operating loss		(1,936,218)	(1,820,496)

Finance income		54,072	10,346
Finance expenses		(4,501)	(1,304)
Finance costs - net		49,571	9,042

Share of loss from equity accounted associate		(91,736)	-
Loss before income tax		(1,978,383)	(1,811,454)

Income tax expense		-	-
Loss for the period		(1,978,383)	(1,811,454)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	6(b)	(838)	469
Total comprehensive loss for the period		(1,979,221)	(1,810,985)

		Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the company:
Basic/diluted loss per share	13	(0.9)	(0.8)

The above condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited	8

Immuron Limited

Condensed consolidated statement of financial position

As at 31 December 2022

		Consolidated entity
	Notes	31 December 2022 $	30 June 2022 $
ASSETS
Current assets
Cash and cash equivalents		18,475,125	22,110,278
Trade and other receivables	4(a)	344,058	662,896
Inventories	5(a)	495,642	326,578
Financial assets	4(b)	668,752	-
Other current assets		344,844	572,400
Total current assets		20,328,421	23,672,152

Non-current assets
Investments accounted for using the equity method	12(b)	312,381	-
Financial assets	4(b)	1,514,613	-
Property, plant and equipment		211,366	226,736
Inventories	5(a)	734,024	956,936
Total non-current assets		2,772,384	1,183,672

Total assets		23,100,805	24,855,824

LIABILITIES
Current liabilities
Trade and other payables	4(d)	317,445	1,160,893
Provision for sales returns	4(c)	61,466	95,931
Employee benefit obligations		207,750	211,776
Deferred income	4(e)	1,056,729	-
Other current liabilities		35,160	34,376
Total current liabilities		1,678,550	1,502,976

Non-current liabilities
Employee benefit obligations		342	36
Other non-current liabilities		157,633	175,411
Total non-current liabilities		157,975	175,447

Total liabilities		1,836,525	1,678,423

Net assets		21,264,280	23,177,401
EQUITY
Share capital	6(a)	88,436,263	88,436,263
Other reserves	6(b)	3,231,681	3,166,419
Accumulated losses		(70,403,664)	(68,425,281)

Total equity		21,264,280	23,177,401

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Immuron Limited	9

Immuron Limited

Condensed consolidated statement of changes in equity

For the half-year 31 December 2022

		Attributable to owners of Immuron Limited
Consolidated entity	Notes	Share capital $	Other reserves $	Accumulated losses $	Total equity $
Balance at 1 July 2021		88,361,303	3,466,642	(65,932,888)	25,895,057

Loss for the period		-	-	(1,811,454)	(1,811,454)
Other comprehensive income		-	469	-	469
Total comprehensive income for the half-year		-	469	(1,811,454)	(1,810,985)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax		74,960	-	-	74,960
Options and warrants issued/expensed		-	18,624	-	18,624
Options and warrants lapsed/expired		-	(217,213)	217,213	-
		74,960	(198,589)	217,213	93,584

Balance at 31 December 2021		88,436,263	3,268,522	(67,527,129)	24,177,656

Balance at 1 July 2022		88,436,263	3,166,419	(68,425,281)	23,177,401

Loss for the period		-	-	(1,978,383)	(1,978,383)
Other comprehensive income		-	(838)	-	(838)
Total comprehensive income for the half-year		-	(838)	(1,978,383)	(1,979,221)

Transactions with owners in their capacity as owners:
Options and warrants issued/expensed	6	-	66,100	-	66,100
Balance at 31 December 2022		88,436,263	3,231,681	(70,403,664)	21,264,280

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited	10

Immuron Limited

Condensed consolidated statement of cash flows

For the half-year 31 December 2022

	Consolidated entity
	31 December	31 December
	2022 $	2021 $
Cash flows from operating activities
Receipts from customers (inclusive of GST)	583,772	202,171
Payments to suppliers and employees (inclusive of GST)	(4,554,102)	(2,529,344)
R&D tax incentive received	251,986	-
Government grants and other grants received	2,726,327	-
Net cash outflow from operating activities	(992,017)	(2,327,173)

Cash flows from investing activities
Payments for property, plant and equipment	(7,067)	(2,764)
Payment for acquisition of associate	(2,650,574)	-
Interest received	54,072	10,346
Net cash (outflow)/inflow from investing activities	(2,603,569)	7,582

Cash flows from financing activities
Principal elements of lease payments	(16,994)	(20,868)
Interest and other costs of finance paid	(4,501)	(84)
Net cash outflow from financing activities	(21,495)	(20,952)

Net (decrease) in cash and cash equivalents	(3,617,081)	(2,340,543)
Cash and cash equivalents at the beginning of the financial year	22,110,278	25,047,281
Effects of exchange rate changes on cash and cash equivalents	(18,072)	87,830
Cash and cash equivalents at end of the half-year	18,475,125	22,794,568

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

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Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2022

1 Segment and revenue information

(a) Description of segments and principle activities

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments:

Research and development (R&D): income and expenses directly attributable to the group’s R&D projects performed in Australia, Israel and United States.

Hyperimmune products: income and expenses directly attributable to Travelan and Protectyn activities which occur predominantly in Australia, the Unites States and Canada.

(b) Segment results

	Research and	Hyperimmune
	development	products	Other	Total
Consolidated entity 31 December 2022	$	$	$	$
Hyperimmune products revenue	-	583,646	-	583,646
Cost of sales of goods	-	(155,726)	-	(155,726)
Gross profit	-	427,920	-	427,920

Other income	1,601,696	7,410	-	1,609,106
Other gains/(losses) – net	-	-	(130,937)	(130,937)

General and administrative expenses	-	9,584	(1,869,465)	(1,859,881)
Research and development expenses	(1,521,635)	-	-	(1,521,635)
Selling and marketing expenses	-	(460,791)	-	(460,791)
Operating profit/(loss)	80,061	(15,877)	(2,000,402)	(1,936,218)

Finance income	-	-	54,072	54,072
Finance costs	-	-	(4,501)	(4,501)
Share of loss from equity accounted associate	-	-	(91,736)	(91,736)
Profit/(loss) for the period	80,061	(15,877)	(2,042,567)	(1,978,383)

Assets
Segment assets	134,663	1,439,061	21,527,081	23,100,805
Total assets	134,663	1,439,061	21,527,081	23,100,805

Liabilities
Segment liabilities	23,723	145,027	1,667,775	1,836,525
Total liabilities	23,723	145,027	1,667,775	1,836,525

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Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2022

(continued)

1 Segment and revenue information (continued)

(b) Segment results (continued)

	Research and development	Hyperimmune products	Other	Total
Consolidated entity 31 December 2021	$	$	$	$

Hyperimmune products revenue	-	230,964	-	230,964
Cost of sales of goods	-	(69,419)	-	(69,419)
Gross profit	-	161,545	-	161,545

Other income	430,118	832	-	430,950
Other gains/(losses) – net	-	(218,506)	88,788	(129,718)

General and administrative expenses	-	22,631	(1,710,645)	(1,688,014)
Research and development expenses	(367,278)	-	-	(367,278)
Selling and marketing expenses	-	(227,981)	-	(227,981)
Operating profit/(loss)	62,840	(261,479)	(1,621,857)	(1,820,496)

Finance income	-	-	10,346	10,346
Finance costs	-	-	(1,304)	(1,304)
Profit/(loss) for the period	62,840	(261,479)	(1,612,815)	(1,811,454)

Assets
Segment assets	736,272	1,402,178	23,238,832	25,377,282
Total assets	736,272	1,402,178	23,238,832	25,377,282

Liabilities
Segment liabilities	94,408	339,200	766,018	1,199,626
Total liabilities	94,408	339,200	766,018	1,199,626

2 Revenue from contract with customers

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Travelan		Protectyn
	Australia	United States	Canada	Australia	Other	Total
Consolidated entity 31 December 2022	$	$	$	$	$	$

Segment revenue	260,205	295,410	1,201	26,830	-	583,646
Revenue from external customers	260,205	295,410	1,201	26,830	-	583,646

	Travelan		Protectyn
	Australia	United States	Canada	Australia	Other	Total
Consolidated entity 31 December 2021	$	$	$	$	$	$

Segment revenue	13,638	139,291	41,221	36,814	-	230,964
Revenue from external customers	13,638	139,291	41,221	36,814	-	230,964

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Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2022

(continued)

3 Other income and expense items

(a) Other income

	Consolidated entity
	31 December 2022 $	31 December 2021 $

Australian R&D tax incentive refund	129,149	267,881
HJF R&D grant	-	162,237
MTEC R&D grant	1,472,547	-
Other income	7,410	832
	1,609,106	430,950

(i) Fair value of R&D tax incentive

The group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the period ended 31 December 2022, the group has included an item in other income of $134,663 to recognise income over the period necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate. However, this has been offset with the over-accrual of $5,514 for R&D claim estimated for the financial year ended 30 June 2022.

(ii) R&D grants from HJF and MTEC

The group’s other grant income is recognised when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received and the amount can be reliably measured. For the period ended 31 December 2022, the group has recognised no R&D grant from the Henry M Jackson Foundation (HJF) (31 December 2021: $162,237) and $1,472,547 (31 December 2021: Nil) R&D grant from Medical Technology Enterprise Consortium (MTEC). This is to recognise income over the period necessary to match the grants on a systematic basis with the costs that they are intended to compensate.

(b) Other gains/(losses)

		Consolidated entity
	Notes	31 December 2022 $	31 December 2021 $

Net foreign exchange gains/(losses)		(67,845)	88,788
Net impairment losses (i)		-	(218,506)
Fair value adjustment to financial assets	4(b)(ii)	(63,092)	-
		(130,937)	(129,718)

(i) Inventory impairment

There was no impairment expense recognised during half-year 31 December 2022 (31 December 2021:

$218,506) for inventory obsolescence impairment.

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Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2022

(continued)

4 Financial assets and financial liabilities

(a) Trade and other receivables

		Consolidated entity
		31 December 2022			30 June 2022
	Notes	Current $	Non-current $	Total $	Current $	Non-current $	Total $

Trade receivables (i)		211,998	-	211,998	217,154	-	217,154
Loss allowance		(2,603)	-	(2,603)	(8,809)	-	(8,809)
		209,395	-	209,395	208,345	-	208,345

Accrued income - Australian R&D tax incentive refund	3(a)(i)	134,663	-	134,663	257,500	-	257,500
Other income receivables - R&D grants		-	-	-	197,051	-	197,051
		134,663	-	134,663	454,551	-	454,551

Total trade and other receivables		344,058	-	344,058	662,896	-	662,896

(i) Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current.

Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

(b) Financial assets

The group classifies the following as financial assets recognised at fair value through profit or loss (FVPL) as part of Immuron’s strategic investment in Ateria:

●	Immuron is entitled to 735,000 share options with a total exercise price of £1,470,000, expiring on 31 July 2023; and

●	Immuron’s right to receive up to 457,577 shares in Ateria based on performance targets.

Financial assets mandatorily measured at FVPL include the following:

		Consolidated entity
	Notes	31 December 2022 $	30 June 2022 $

Current assets
Financial assets	12(b)	668,752	-

Non-current assets
Financial assets	12(b)	1,514,613	-

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Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2022

(continued)

4 Financial assets and financial liabilities (continued)

(b) Financial assets (continued)

(i) Recognised fair value measurements

Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognised and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

Recurring fair value measurements		Level 2	Level 3	Total
At 31 December 2022	Notes	$	$	$

Financial assets
Share options	12(b)	$668,752	-	$668,752
Contingent shares	12(b)	-	$1,514,613	$1,514,613
Total financial assets		$668,752	$1,514,613	$2,183,365

There were no transfers between different levels for recurring fair value measurements during the period.

The group’s policy is to recognise transfers into and out of fair value hierarchy levels as at the end of the reporting period.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over-thecounter derivatives) is determined using valuation techniques that maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

●	the use of commercial market prices

●	for share options - option pricing models (e.g. Black-Scholes model)

(ii) Amounts recognised in profit or loss

During the half-year, the following losses were recognised in profit or loss:

	Consolidated entity
	31 December 2022 $	31 December 2021 $

Fair value adjustment to financial assets	63,092	-

Immuron Limited	16

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2022

(continued)

4 Financial assets and financial liabilities (continued)

(b) Financial assets (continued)

(iii) Fair value of financial assets

The assessed fair value of share options at value date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The assessed fair value of the contingent shares at acquisition date and period-end date was determined using the last traded share price of £1.85 and the expected number of shares to be received of 457,577.

The model inputs for the share options held as at 25 November 2022 included:

Value date	Expiry date	Exercise price	No. of options	Share price at grant date	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option

2022-11-25	2023-07-31	£2.00	735,000	£1.85	100.00%	0.00%	3.19%	£0.5565

As at 31 December 2022, the fair value of the share options were re-valued as below:

Value date	Expiry date	Exercise price	No. of options	Share price at grant date	Expected volatility	Dividend yield	Risk- free interest rate	Fair value at grant date per option

2022-12-31	2023-07-31	£2.00	735,000	£1.85	100.00%	0.00%	3.41%	£0.5118

(c) Provision for sales returns

	Consolidated entity
Sales return provision due to the ongoing COVID-19 pandemic	31 December 2022 $	30 June 2022 $

Carrying amount at the start of the period	95,931	213,024
Sales return provision recognised	-	71,025
Sales return made during the period	(34,465)	(188,118)
Carrying amount at the end of the period	61,466	95,931

The sales return provision has been assessed by management based on external reports on stock held by distributors. The timing and amount of the obligation are uncertain but are expected to be settled in the next period. The stock included in the provision is expiring within 6 months of the reporting period-end and not expected to be saleable after returns.

(d) Trade and other payables

	Consolidated entity
	31 December 2022 $	30 June 2022 $

Current liabilities	121,699	720,867
Trade payables	153,788	411,913
Accrued expenses	41,958	28,113
Other payables	317,445	1,160,893

Immuron Limited	17

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2022

(continued)

4 Financial assets and financial liabilities (continued)

(d) Trade and other payables (continued)

Trade payables are unsecured and are usually paid within 30 days of recognition.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

(e) Deferred income

	Consolidated entity
	31 December	30 June
	2022	2022
	$	$
Current liabilities
Other deferred income	1,056,729	-

For the period ended 31 December 2022, the group has received $2,529,276 R&D grant from Medical Technology Enterprise Consortium (MTEC) in cash. However, the group has recognised $1,472,547 R&D grant from MTEC as other income over the period necessary to match the grants on a systematic basis with the costs that they are intended to compensate. The remaining balance of $1,056,729 of cash received from MTEC was recognised as other deferred income as at 31 December 2022 (30 June 2022: nil).

5 Non-financial assets and liabilities

(a) Inventories

	Consolidated entity
	31 December 2022			30 June 2022
	Current $	Non-current $	Total $	Current $	Non-current $	Total $
Raw materials and stores (Colostrum)	292,402	734,024	1,026,426	137,206	956,936	1,094,142
Work in progress	147,335	-	147,335	124,412	-	124,412
Finished goods (Travelan and Protectyn)	55,510	-	55,510	64,923	-	64,923
Other inventories	395	-	395	37	-	37
	495,642	734,024	1,229,666	326,578	956,936	1,283,514

(i) Impairment

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and in particular the shelf life of inventories that affect obsolescence. Expected shelf-life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the group. A comprehensive stability study was completed in August 2020 and the reported findings support a shelf life of at least 130 months for the colostrum drug substance.

(ii) Inventory split

During the half-year 31 December 2022, management performed an assessment of its raw materials and utilisation within 12 months from reporting date. Management determined $292,402 (30 June 2022: $137,206) of raw materials relating to Colostrum will be consumed within 12 months from reporting date; the remaining balance of $734,024 (30 June 2022: $956,936) was estimated to be consumed beyond 12 months.

Immuron Limited	18

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2022

(continued)

6 Equity securities issued

(a) Share capital

	31 December	31 December	30 June	30 June
	2022 No.	2022 $	2022 No.	2022 $
Fully paid	227,798,346	88,436,263	227,798,346	88,436,263

(i) Movements in ordinary shares:

	Number of
Details	shares	$
Balance at 1 July 2022	227,798,346	88,436,263
Less: Transaction costs arising on share issues	-	-
Balance at 31 December 2022	227,798,346	88,436,263

(ii) Rights of each type of share

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting or by proxy, is entitled to one vote upon a poll every holder is entitled to one vote per share held. The ordinary shares have no par value.

(b) Other reserves

The following table shows a breakdown of the balance sheet line item ‘other reserves’ and the movements in these reserves during the period. A description of the nature and purpose of each reserve is provided below the table.

		Share-based payments	Foreign currency translation	Total other reserves
Consolidated entity	Notes	$	$	$

At 1 July 2022		3,053,197	113,222	3,166,419

Currency translation differences		-	(838)	(838)
Other comprehensive income		-	(838)	(838)

Transactions with owners in their capacity as owners Options and warrants issued/expensed	7	66,100	-	66,100
At 31 December 2022		3,119,297	112,384	3,231,681

Immuron Limited	19

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2022

(continued)

6 Equity securities issued (continued)

(b) Other reserves (continued)

(i) Movements in options and warrants:

Details	Number of options	$
Balance at 1 July 2022	19,873,877	3,053,197

Unlisted options granted in previous year at $0.12	1,430,000	19,095
Unlisted options granted in previous year at $0.25	-	47,005
Balance at 31 December 2022	21,303,877	3,119,297

7 Share-based payments

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated entity
	31 December	31 December
	2022 $	2021 $
Options granted under ESOP	66,100	18,624
Shares issued under ESOP	-	39,960
	66,100	58,584

8 Contingencies

The group had no contingent liabilities at 31 December 2022 (30 June 2022: nil).

9 Events occurring after the reporting period

On 14 February 2023, Immuron has subsequently subscribed for its pro-rata entitlement to more shares to maintain its 17.5% interest in Ateria.

No other matter or circumstance has arisen since 31 December 2022 that has significantly affected, or may significantly affect the group’s operations, the results of those operations, or the group’s state of affairs in future financial periods.

10 Related party transactions

(a) Subsidiaries and associates

Interests in subsidiaries and associates are set out in note 12(a) and 12(b), respectively.

Immuron Limited	20

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2022

(continued)

10 Related party transactions (continued)

(b) Transactions with other related parties

The following transactions occurred with related parties:

	Consolidated entity
	31 December	31 December
	2022 $	2021 $
Purchases of goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	38,500	70,000
Share-based payment expenses to key management personnel and their related entities (ii)	66,100	58,584
	104,600	128,584

(i) Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group’s key management personnel:

●	Rental of an office suite - Wattle Laboratories P/L.

●	Warehousing, distribution and invoicing services - Grandlodge Capital Pty Ltd.

(ii) Share-based payment expenses to key management personnel and their related entities

Fair value of existing ESOP Options issued to KMP in prior periods is determined using Black-Scholes.

Grant date	Expiry date	Exercise price ($)	No. of options	Share price at grant date ($)	Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date ($)
2021-10-26	2025-10-26	0.25	500,000	0.12	131.70%	0.00%	0.69%	0.0886
2022-06-27	2026-06-27	0.12	1,430,000	0.07	128.10%	0.00%	3.31%	0.0530
2022-03-16	2027-11-21	0.25	1,000,000	0.10	122.97%	0.00%	2.14%	0.0793

11 Critical estimates, judgements and errors

Investments in associates

Judgement has been exercised in assessing that Immuron has significant influence over Ateria Health Limited (Ateria). On acquisition 25 November 2022, Immuron has a 17.5% interest and one board seat in Ateria.

Immuron has a 17.1% interest and one board seat in Ateria as at 31 December 2022. Immuron is also entitled to a second representative director upon exercise of the £1,470,000 share option, expiring on 31 July 2023. In addition, Immuron may also receive up to 457,577 shares in Ateria based on performance targets.

The board representations only provide Immuron with the ability to participate rather than direct all significant financial and operating decisions. Since the group is assessed to have significant influence over Ateria, management assessed that Ateria is the group’s associate. The group’s interest in Ateria is accounted for using the equity method in the financial statements.

As Ateria is a business, Immuron has applied AASB 3 Business Combinations by analogy. Business combinations are initally accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by taking into consideration all available information at the reporting date. Fair value adjustments on the finalisation of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortisation reported.

Immuron Limited	21

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2022

(continued)

12 Interests in other entities

(a) Material subsidiaries

The group’s principal subsidiaries at 31 December 2022 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

		Ownership interet held by the group
	Place of business/ country of	31 December 2022	30 June 2022
Name of entity	incorporation	%	%
Immuron Inc.	United States	100	100
Immuron Canada Limited	Canada	100	100
Anadis EPS Pty Ltd	Australia	100	100

Anadis EPS Pty Ltd was formed for the sole purpose to act as trustee for the Immuron Limited Executive Officer Share Plan Trust. The entity has not been consolidated to the consolidated financial statement as the net assets and trading activity of Anadis ESP Pty Ltd are not material.

(b) Interests in associates

Immuron has a 17.5% interest in Ateria Health Limited (Ateria) on acquisition 25 November 2022. Ateria is a U.K. based company that has developed ground-breaking product for the treatment of irritable bowel syndrome (IBS). The strategic investment advances Immuron’s objective to enter the broader IBS market with leading products and strengthen the distribution of Immuron’s Travelan® products through B2C online platforms and pharmacy and retail channels (B2B) in target markets. Ateria has the same financial year end date of 30 June as that of Immuron.

As at 31 December 2022, Immuron’s interest in Ateria reduced to 17.1%. However, Immuron is entitled to subscribe for its pro-rata entitlement to such shares to maintain (or potentially increase) its 17.5% equity stake in Ateria. On 14 February 2023, Immuron has subsequently subscribed for its pro-rata entitlement to more shares to maintain its 17.5% interest in Ateria. However, there are no commitments from Immuron relating to interest in associate.

As part of the strategic investment Immuron has been offered one Ateria board seat and the group has nominated a representative executive to the Board on 25 November 2022. Immuron is also entitled to a second representative director upon exercise of the £1,470,000 share option, expiring on 31 July 2023.

In addition, contingent on performance targets, Immuron may also receive up to 457,577 shares in Ateria.

The group’s interest in Ateria is accounted for using the equity method in the financial statements.

Immuron Limited	22

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2022

(continued)

12 Interests in other entities (continued)

(b) Interests in associates (continued)

(i) Summarised financial information for associates

Summarised financial information of the associate and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

Summarised balance sheet at acquisition date	25 November 2022 $

Assets
Current assets	3,012,982
Non-current assets	255,609
Total assets	3,268,591
Liabilities
Current liabilities	959,351
Non-current liabilities	-
Total liabilities	959,351

Net assets	2,309,240
The group’s share in equity - 17.5%	404,117
Goodwill	-
Investment in Ateria Health Limited	404,117

For the current financial period ended 31 December 2022:

Summarised balance sheet	31 December 2022 $
Assets
Current assets	2,337,570
Non-current assets	249,251
Total assets	2,586,821

Liabilities
Current liabilities	433,785
Total liabilities	433,785

Net assets	2,153,036

Immuron Limited	23

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2022

(continued)

12 Interests in other entities (continued)

(b) Interests in associates (continued)

(i) Summarised financial information for associates (continued)

Summarised statement of comprehensive income	From 25 November 2022 to 31 December 2022 $

Revenue from contracts with customers	9,692
Cost of sales of goods	(3,307)
Gross profit	6,385

Other (losses)/gains – net	(11,164)
General and administrative expenses	(354,313)
Research and development expenses	(23,085)
Selling and marketing expenses	(154,628)

Operating loss	(536,805)
Finance costs - net	338
Loss before income tax	(536,467)
Income tax expense	-
Loss after income tax	(536,467)

The group’s share of loss for the period - 17.1%	(91,736)

Reconciliation of the consolidated entity’s carrying amount	Consolidated entity 31 December 2022 $

Opening carrying amount	-
Investment in Ateria Health Limited	404,117
Share of loss after income tax	(91,736)
312,381

13 Loss per share

(a) Reconciliation of earnings used in calculating earnings per share

	Consolidated entity
	31 December	31 December
	2022 $	2021 $

Basic/diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic/diluted earnings per share:
From continuing operations	(1,978,383)	(1,811,454)

Immuron Limited	24

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2022

(continued)

13 Loss per share (continued)

(b) Weighted average number of shares used as denominator

	Consolidated entity
	2022 Number	2021 Number

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	227,798,346	227,364,588

The group is currently in a loss making position and thus the impact of any potential shares is concluded as anti-dilutive which includes the group’s options and Convertible Note payable and warrants. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

14 Basis of preparation of half-year report

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2022 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The consolidated financial statements of the Immuron Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2022 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated. The Interim Financial Statements have been approved and authorised for issue by the board on 28 February 2023.

(a) Investments in associates

Associates are entities over which the consolidated entity has significant influence but not control or joint control. Investments in associates are accounted for using the equity method. Under the equity method, the share of the profits or losses of the associate is recognised in profit or loss and the share of the movements in equity is recognised in other comprehensive income. Investments in associates are carried in the statement of financial position at cost plus post-acquisition changes in the consolidated entity’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Dividends received or receivable from associates reduce the carrying amount of the investment.

When the consolidated entity’s share of losses in an associate equals or exceeds its interest in the associate, including any unsecured long-term receivables, the consolidated entity does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The consolidated entity discontinues the use of the equity method upon the loss of significant influence over the associate and recognises any retained investment at its fair value. Any difference between the associate’s carrying amount, fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

(b) Deferred income

Government grants and other grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Immuron Limited	25

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2022

(continued)

14 Basis of preparation of half-year report (continued)

(c) Business combinations

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets and liabilities during the measurement period, based on new information obtained about facts and circumstances that existed at acquisition date. The measurement period ends on either the earlier of (i) 12 months from the date of acquisition or (ii) when the acquirer receives all the information possible to determine fair value.

Immuron Limited	26

Immuron Limited

Directors’ declaration

31 December 2022

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 8 to 26 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards AASB 134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2022 and of its performance for the half-year ended on that date, and

(b)	there are reasonable grounds to believe that the Immuron Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of directors.

Dr Roger Aston

Independent Non-Executive Chairman

Melbourne

28 February 2023

Immuron Limited	27

Independent auditor's report to the members

immuron

Immuron Limited	28

Grant Thornton Audit Pty Ltd Level 22 Tower 5 Collins Square 727 Collins Street Melbourne VIC 3008 GPO Box 4736 Melbourne VIC 3001 T +61 3 8320 2222

Independent Auditor’s Review Report

To the Members of Immuron Limited

Report on the half-year financial report

Conclusion

We have reviewed the accompanying half-year financial report of Immuron Limited (the Company) and its subsidiaries (the Group), which comprises the condensed consolidated statement of financial position as at 31 December 2022, and the condensed consolidated statement of profit or loss and other comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the half-year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Immuron Limited does not comply with the Corporations Act 2001 including:

a	giving a true and fair view of the Group’s financial position as at 31 December 2022 and of its performance for the half-year ended on that date; and

b	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

www.grantthornton.com.au

ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. ‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

Immuron Limited	29

Directors’ responsibility for the half-year financial report

The Directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2022 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Grant Thornton Audit Pty Ltd

Chartered Accountants

T S Jackman

Partner – Audit & Assurance

Melbourne, 28 February 2023

Grant Thornton Audit Pty Ltd

Immuron Limited	30

immuron

Building 10, 25-37 Chapman Street,
Blackburn North VIC 3131
Australia

PH: +61 3 8892 4802
FAX: +61 3 9899 8533

Immuron Limited	31